Exhibit (a)(3)

December 13, 2006

Dear Stockholder:

I am pleased to report that on November 1, 2006, Clark, Inc. (“Clark”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AUSA Holding Company (“Parent”) and AUSA Merger Sub, Inc. (“Purchaser”), each affiliates of AEGON N.V. As provided for in the Merger Agreement, the Purchaser has commenced a tender offer (the “Offer”) for all of the outstanding shares of Clark common stock, including the associated preferred stock purchase rights, not owned by Parent (the “Shares”) at a price of $16.55 per share, in cash without interest (the “Offer Price”). Concurrently with entering into the Merger Agreement, Clark entered into an asset purchase agreement (the “MBO Agreement”) with a company to be controlled by several members of Clark’s management pursuant to which certain Clark businesses unrelated to Parent’s core business will be sold.

After the successful completion of the Offer and the sale of assets to the management group (or any other purchaser), and, if necessary, upon approval by the remaining Clark stockholders, Purchaser will be merged with and into Clark, and all Shares not purchased in the Offer will be converted into the right to receive, without interest, an amount equal to the Offer Price. Thereafter, Clark will continue as a wholly owned subsidiary of Parent.

Clark’s board of directors (the “Board”) and a special committee comprised of independent directors of the Board (the “Special Committee”) each have unanimously approved the Merger Agreement, the MBO Agreement, the Offer and the Merger, and each have determined that it is fair and in the best interests of the Company’s unaffiliated stockholders to consummate the Offer and Merger on the terms and conditions of the Merger Agreement. Accordingly, the Board and the Special Committee recommend that Clark stockholders tender their Shares in the Offer.  In arriving at its recommendation, the Board considered, among other things, the written opinion of Sandler O’Neill & Partners, L.P., Clark’s financial advisor, which stated that, as of the date of its opinion, the consideration to be paid in the Offer and the Merger to Clark’s unaffiliated stockholders is fair, from a financial point of view, to such holders. In addition, the Special Committee retained its own, separate financial advisor, Keefe, Bruyette and Woods, Inc., which also delivered a written opinion stating that, as of the date of its opinion, the consideration to be received by Clark’s disinterested stockholders in the Offer and Merger is fair, from a financial point of view, to such holders.

Attached is a copy of Clark’s Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the Securities and Exchange Commission. The Schedule 14D-9 describes the reasons for the Board’s and the Special Committee’s recommendations and contains other important information relating to the Offer. Also enclosed is a copy of the Offer to Purchase and related materials of the Purchaser, including a Letter of Transmittal for use in tendering your Shares. These documents describe the terms and conditions of the Offer and provide instructions for tendering your shares. We urge you to read the enclosed materials carefully.

Sincerely,

Thomas M. Pyra
President and Chief Operating Officer